                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of April, 2002


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes .....  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated April 16, 2002


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SoftCare EC Inc.
                                                     (Registrant)

Date: 17 April 2002                               By: /S/ Martyn Armstrong
                                                      ------------------------
                                                          President & CEO
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                                                       SHARES ISSUED: 17,778,617
                                                       FULLY DILUTED: 23,389,189
                                                               SYMBOLS: SCE-CDNX
                                                                       SFCEF-OTC
                                                                        NR-02-06
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                     CHIEF OPERATING OFFICER JOINS SOFTCARE

NORTH VANCOUVER, BRITISH COLUMBIA, APRIL 16, 2002 - SoftCare EC Inc. (CDNX:SCE, OTC:SFCEF), www.softcare.com is pleased to announce the appointment of Mr. Charles E. Barbour as Chief Operating Officer. Mr. Barbour as COO will over see the daily operations at SoftCare as well as assist management in the execution of SoftCare's business plan.

Charlie has over thirty years of widely varied computer and software industry experience, including seven start-ups, companies funded by large Japanese multinationals, European-owned multinationals, and small to large publicly-owned companies. He was a founder at Apollo Computer, at Prime Computer, and at FirePower Systems. Businesses have varied from enterprise systems/software to consumer and Web product businesses. Areas of product expertise include:
Internet/eCommerce software, multimedia consumer software, 3D graphics, operating systems, database management, networking, and workstation and PC computer systems. In domestic consulting roles, Charlie has worked for a variety of clients including DEC, Phibro/Solomon, and M.I.T.'s Project Athena. He has also consulted for Venture Capitalists and for several start-up management teams.

Charlie has published technical papers on networking, on multi-tier client-server systems, and on broadband content technologies & business models. He spent three years doing consulting in Europe and started the international R&D group at Apollo. He has a B.S. in Mathematics from Northwestern University, completed coursework for the M.S.E.E. in Computer Science at the University of Pennsylvania, and completed the Stanford University Executive Seminar.

MARTYN ARMSTRONG, PRESIDENT & CEO: "WE ARE VERY PLEASED TO RECRUIT MR. BARBOUR TO THE SOFTCARE EXECUTIVE TEAM. SOFTCARE WILL BENEFIT IN OPERATIONS, REVENUE DEVELOPMENT AND BUSINESS OPPORTUNITIES WITH HIS SILICON VALLEY TECHNOLOGY COMPANY BACKGROUND. MR. BARBOUR HAS GROWN COMPANIES FROM START-UP TO $100 MILLION IN SALES AND CAN APPLY THIS EXPERIENCE TO OUR HIGH POTENTIAL BUSINESS."

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


/s/ Martyn A. Armstrong
------------------------------
Martyn A. Armstrong
President and CEO

FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------


The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.